Exhibit 2.4

Proposal & Agreement

For an

Information Agent Program

For

Regarding the Proposed Tender Offer for

AUR RESOURCES INC.

EXECUTIVE SUMMARY

Georgeson Shareholder Communications Canada, Inc. (“Georgeson”) proposes to provide Information Agent services to Teck Cominco Limited (“Teck Cominco”) with respect to the proposed offer (the “Offer”) to acquire the outstanding shares of Aur Resources Ltd. (“Aur Resources”). Georgeson and our U.S. affiliate Georgeson Shareholder Communications Inc. (“GSC”), with over 500 dedicated proxy professionals globally are the world leaders in the field of Information Agent and Proxy Solicitation services and have served the requirements of thousands of Issuer firms over the past 70 years. The Information Agent program detailed in this proposal provides Teck Cominco with the most comprehensive and very best service available.

To assist your understanding of the unique program we offer, we have set forth the following description of the process and services that we undertake to provide as Information Agent (the “Program”):

•                  Teck Cominco will have priority usage of key resources of Georgeson and GSC during the period of the Offer. Georgeson will work closely with Teck Cominco’s senior management team and its legal and financial advisors, to assist with formulation of strategy, provide precedents, etc. This is a complete program that covers all segments of Aur Resources’ shareholder base including Canada, the United States and other foreign jurisdictions.

•                  Georgeson will prepare a script approved by Teck Cominco and their external counsel for use when contacting investors and in responding to investor inquires. The script will be limited to the information contained in the Offering material and will include responses to investors’ anticipated questions.

•                  Aur Resources shareholders will be provided with a toll-free information service that enables Georgeson to answer shareholder questions, provide management with feedback about shareholder sentiment, and promote the Teck Cominco strategy/position. Our North American solicitation Contact Centre, is a scaleable bilingual facility ready to handle small and large campaigns in tight timeframes.

•                  Georgeson will prepare a one-time institutional investor snapshot. Utilizing our proprietary database and our excellent relationships with institutional investors, arbitrageurs, and custodial banks and brokers, our report will provide Teck Cominco’s management and board of directors with specific institutional investor contacts and ownership levels. This information is vital when drilling down beneath the basic CDS and Cede & Co. participant lists.

•                  Georgeson will distribute copies of all shareholder communications directly to a decision maker at major money manager firms.

•                  Georgeson will verify that material requests were made from CDS and Cede & Co. participants and other nominees. We will check material quantity ordered against size of holding for reasonability and we will follow-up with intermediaries as required where responses are not received. Georgeson will confirm with ADP and other intermediaries to ensure that the mailing of material to the beneficial investors was completed on a timely basis.

•                  Georgeson will work closely with Teck Cominco’s Senior Management group in deciding the most appropriate solicitation approach for each major Aur Resources institutional investor. Georgeson will also share its knowledge of previous voting and tender patterns of the various institutions in other programs.

•                  Georgeson will undertake to obtain a Non Objecting Beneficial Owner (“NOBO”) list from the participants within CDS. Upon analysis of the list Georgeson will contact NOBO shareholders that meet or exceed an agreed upon ownership threshold.

ADDITIONAL PROGRAM DETAILS

•                  Investor comments that require a response from Teck Cominco or that provide insight into investor views will be forwarded immediately to the designated Teck Cominco internal contact. Teck Cominco will be provided with a continuous assessment of investors’ views and feelings, as the volume and nature of calls is documented. Furthermore, all shareholder telephone calls are recorded to provide a greater level of security to Teck Cominco and Georgeson. All recorded shareholder calls can be retrieved and the content can be emailed to Teck Cominco for review and response.

•                  Georgeson will actively communicate with Arbitrageurs holding share positions in Aur Resources. Georgeson has the largest data base of “Arbs” globally, with over 100 active North American “Arbs” and over 20 that specialize solely in each of the UK/European and Asian markets.  Because Georgeson is involved in more merger & acquisition transactions and hostile fights for control, we maintain constant contact with this specialized community.

•                  Georgeson will perform an analysis of the shareholder base e.g. by share range, geographically, ID, etc. This analysis can then be utilized in investor communication efforts.

•                  In carrying out the solicitation, Georgeson will ensure that all matters pertaining to the affairs of Teck Cominco will be treated with the highest degree of security and confidentiality.

•                  Georgeson will provide Teck Cominco with a final detailed written report upon conclusion of the Offer. The report will summarize all activities undertaken, results achieved and any pertinent information gained on beneficial ownership.

Georgeson will be entitled to rely on the written instructions of Teck Cominco, or its designated agent, with respect to the acceptance of this proposal and all instructions with respect to the ongoing performance of its responsibilities as Information Agent.  Georgeson will rely on Teck Cominco  to ensure the co-operation of other parties involved, such as the transfer agent for Aur Resources, CDS, etc., and to provide, free of charge, such lists, reports, etc. as Georgeson may require during the Offer.

PRICING

Georgeson is pleased to provide the following pricing structure for our services. In tender situations such as this, our activity and response levels are heightened as a result of the various messaging and counter-messaging that occurs. Georgeson employs various tactics to ensure your message has the best opportunity to obtain the desired action by the Aur Resources investors. We further align our goals with your interests by assuming a greater element of risk based on our ability to achieve success by reaching and exceeding required thresholds. We know that achieving the maximum tender response saves you time and money.

Description	Option A	Option B
Program Management fee: (non refundable)	CDN $60,000	CDN $35,000
Success fee for attaining >=66 2/3% of Outstanding Shares tendered to the final Offer:	N/A	CDN $35,000
Success fee for attaining>= 90% of Outstanding Shares tendered to the final Offer:	N/A	CDN $20,000
Retail Investor Calls: Inbound and outbound calls:	CDN $6 per call
Select ☒ desired pricing option and initial	☐	☐

GST and disbursements as described below are in addition to these fees.

Georgeson’s fees are payable as follows:

•                  The Initial Program Management fee plus GST is 100% non refundable and is payable on acceptance of this proposal.

•                  Success Fees plus GST will be invoiced as applicable upon confirmation that the described threshold has been met.

•                  Investor telephone calls and expenses will be billed as incurred. It is hereby agreed that Georgeson will obtain Teck Cominco’s, or their advisors, approval on any outbound telephone campaign.

Disbursements will be billed in addition to the fees and will include, but not be limited to the cost of long distance telephone calls, courier/delivery charges, prepaid return envelopes, postage, and GST where applicable.  Disbursements may be billed as incurred.

If a special meeting of investors of Aur Resources is called to consider another change of control transaction, or another unsolicited take-over bid for Aur Resources is made by a party other than Teck Cominco, Georgeson will work with Teck Cominco’s management team and advisers in order to formulate a strategy to ensure that Teck Cominco’s response to the transaction is communicated effectively to the investors. The fees for such activity shall be negotiated in good faith between Georgeson and Teck Cominco. It is understood and agreed that Georgeson’s fees will be based on the complexity and scope of any proposed transaction or matters that require investor approval.

Teck Cominco  agrees to indemnify and hold harmless Georgeson and its investors, officers, directors, employees, agents and affiliates against any and all claims, costs, damages, liabilities, judgments and expenses, including reasonable fees, costs and expenses of counsel retained by Georgeson, which result from claims, actions, suits, subpoenas, demands or other proceedings brought against or involving Georgeson which directly relate to or arise out of Georgeson’s performance of the aforementioned services (except for costs, damages, liabilities, judgments or expenses which shall have been determined by a court of law pursuant to a final and nonappealable judgment to have directly resulted from Georgeson’s negligence or intentional misconduct). In addition the prevailing party shall be entitled to reasonable legal fees and court costs in any action between the parties to enforce the provisions of this Agreement, including the indemnification rights contained in this paragraph.  The indemnity obligations set forth in this paragraph shall survive the termination of this Agreement.

The term of Georgeson’s engagement hereunder shall conclude forty (40) days after the expiry of the Offer.

This Agreement shall be governed by the laws of Ontario and the federal laws of Canada applicable therein.

Please indicate your acceptance of this proposal by signing and dating in the appropriate space below.  We look forward to working with Teck Cominco and contributing to a successful acquisition.

Teck Cominco Limited

/s/ Greg Waller	Date	July 06, 2007
Name: Greg Waller
Title: Vice President, Investor Relations

Georgeson Shareholder Communications Canada Inc.

/s/ David Salmon	Date	July 11, 2007
Name: David Salmon
Title: Vice President